HYDROGENICS REPORTS SECOND QUARTER 2004 RESULTS

Five Year Collaboration Agreement with Deere & Company
Advances Light Mobility Initiative

Master Services Agreement with ChevronTexaco
Boosts 2004 Launch of Hydrogen Generation Business Unit

TORONTO, August 10, 2004 — HYDROGENICS CORPORATION (NASDAQ: HYGS and TSX: HYG), a developer and manufacturer of fuel cell products and related technologies, today announced its unaudited financial results for the second quarter ended June 30, 2004 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

Hydrogenics’ second quarter 2004 revenues totaled $3.6 million, compared with $6.8 million for second quarter 2003, a decline of 48 percent, or $3.2 million. Net loss for the second quarter 2004 was $8.5 million, or $0.13 per share, compared with a net loss of $5.5 million, or $0.10 per share, for the second quarter 2003. Net loss for the second quarter includes $2.1 million in non-cash amortization of intangibles, compared with $3.2 million in the comparable period.

Hydrogenics’ first half 2004 revenues totaled $7.7 million, compared with $15.3 million for the comparable period in 2003, a decline of 50 percent, or $7.6 million. Net loss for the first half of 2004 was $15.9 million, or $0.26 per share, compared with a net loss of $7.9 million, or $0.15 per share, for the comparable period in 2003. Net loss for the first half includes $4.3 million in non-cash amortization of intangibles, compared with $6.5 million in the comparable period.

Gross profit for the second quarter 2004 was $1.0 million, or 29 percent of revenues, compared with $2.2 million, or 33 percent of revenues for the comparable period in 2003. Gross profit for the first half of 2004 was $2.3 million, or 30 percent of revenues, compared with $5.0 million, or 33 percent of revenues for the comparable period in 2003. The overall decline in the second quarter and six month revenues contributed to the year-over-year reduction in gross profits. Research and development (R&D) grants were $1.4 million for the second quarter 2004 compared with $0.5 million for the comparable period in 2003. Research and development (R&D) grants were $2.1 million for the first half of 2004 compared with $1.3 million for the comparable period in 2003.

The decrease in revenues in the second quarter and first half of 2004 was primarily attributable to a decrease in test equipment revenues. Test equipment revenues were particularly high in the first and second quarters of 2003 due, in part, to the acquisition of Greenlight as well as a record level of confirmed orders for test equipment entering 2003. These revenues have fluctuated historically and are expected to continue to fluctuate significantly from period to period.

Excluding $2.2 million spent for working capital, net cash used in operating activities for the second quarter ended June 30, 2004, was $5.3 million. Research and development expenditures combined with cost of revenues decreased to $6.8 million for the second quarter ended June 30, 2004, compared with $7.6 million for the same period in 2003. For the first six months of 2004 these combined expenses were $12.6 million compared with $14.8 million for the same period in 2003.

The 15 percent increase in the Canadian dollar from first half 2003 to first half 2004 had a second quarter and year-to-date impact of approximately $0.2 million and $1.1 million, respectively, on year-over-year Canadian dollar expenditures. Foreign currency translation contributed a loss of $0.3 million and $0.7 million for the second quarter and six month 2004 results, respectively. In contrast, foreign currency translation contributed a gain of $2.2 million and $4.3 million for the second quarter and the comparable six month period in 2003, respectively.

“We are still heavily dependent upon our test equipment business to achieve our goal of commercial sustainability and as such we are clearly disappointed in our top-line revenue performance,” said Hydrogenics’ President and CEO Pierre Rivard. “We are committed to re-establishing growth in our test equipment business through product improvements and increased involvement at all levels of the organization. To strengthen our test equipment business we welcome Mel Ogmen as the new Vice President — Operations for Greenlight Power Technologies. Mel brings valuable high technology business expertise and relevant operational and market development experience, in a leadership capacity. The reduction in capital expenditures from some of our key test equipment customers over the past year has had a direct and significant impact on the first half of this year. We have weathered these industry ‘stops and starts’ in the past, and have typically rebounded in a stronger position than ever. For the remainder of 2004, we expect our test business to show meaningful improvement.”

“We are encouraged by the continued momentum in the development of our power products business, as measured by the breadth and scope of our current contract commitments, and the quality of our OEM customers and partners,” commented Rivard. “We currently have contracts to deliver power modules having an aggregate power capacity of approximately one megawatt. Our light mobility initiative has been given a tremendous boost from the success we are achieving in combining the feature sets of two exciting and very compatible new power technologies — fuel cells and ultracapacitors. We have been advancing this hybrid concept in recent initiatives and have realized significant performance improvements as well as cost reductions. We believe these advances will allow current and potential OEM partners to accelerate their expected timeframes for fuel cell commercialization. These innovative energy solutions for a variety of mobility and stationary applications are why Hydrogenics is being increasingly recognized by OEMs around the world for delivering a ‘power package’ that makes sense for their applications.”

Commercial Sustainability — Confirmed orders and commitments under long-term contracts are now in excess of $19 million, including R&D grants in excess of $5 million. Test equipment and services represents approximately 40 percent of this order backlog. The Company has demonstrated increased success in garnering access to a diverse portfolio of funded demonstration projects in key markets. In addition to the already recognized year-to-date R&D grants of $2.1 million, Hydrogenics has secured an additional $5.4 million of funding, of which approximately 50 percent is expected to be received in 2004. In response to the weaker than anticipated revenues, primarily in the test equipment division, a 5 percent reduction to headcount has been implemented, together with additional cost reductions throughout the Company.

Strategic Alliances — The Company continues to secure and solidify key strategic alliances in support of its power product initiatives. During the quarter the Company entered into a Master Services Agreement with ChevronTexaco under which the Company will provide ongoing services to ChevronTexaco. The first project under the agreement is an engineering services contract to support ChevronTexaco’s DOE-infrastructure initiatives. The project will utilize ChevronTexaco’s core technology in fuel processing and Hydrogenics’ engineering and system integration capabilities. Subsequent to the end of the quarter, and in support of its light mobility initiative announced earlier in the year, Hydrogenics signed a five-year Collaboration Agreement with Deere & Company. Hydrogenics also announced a significant contract this quarter with a world-leading Uninterruptible Power Supply (UPS) provider for stationary back-up power solutions. The customer selected Hydrogenics’ HyPM technology for testing and evaluation. This is a market segment for which Hydrogenics’ compact HyPM packaging is particularly well suited.

“We believe that the agreements we recently signed with John Deere and ChevronTexaco are indicative of our ability to attract world-class partners who see the potential in hydrogen and fuel cell technologies,” commented Rivard. “We remain true to our horizontal business model of working with key OEM partners and leveraging each others’ investment and expertise to accelerate the path to future commercial markets.”

Commercial Power Products — The Company continues to target its HyPM power module for use in: (i) certain off-road applications in the sub-automotive power range; (ii) premium back-up power and UPS applications; and (iii) vehicle-borne auxiliary power units (APUs). Initial market traction for these products is being driven by significant cost reductions as well as breakthroughs in power module durability and performance. In the area of cost reductions, Hydrogenics has achieved a 50 percent reduction in power module production costs for three consecutive years. The Company is on track for similar cost reductions in 2004. In the area of durability and performance milestones, the HyPM 10 power module has, to date, achieved over 3,000 hours of operation with over 4,900 ‘stop-start’ cycles on a singular unit, with minimal degradation of performance, giving the Company increased confidence that fuel cells are ready to challenge incumbent technologies in certain markets. One near term area of focus is the lead-acid battery replacement market, for both vehicular and stationary applications. As an industry-wide reference point, a 60,000 mile warranty on an internal combustion engine could represent a warranty of as few as 1,000 hours if the vehicle is operated at 60 miles per hour, or 1,500 hours at an average speed of 40 miles per hour.

The Company has achieved significant performance improvements associated with using ultra-capacitors in a hybrid configuration with fuel cells. Potential benefits arising from such hybrid configurations include lower cost, improved system dynamics, reduced footprint, improved efficiency, and increased application versatility. The Company anticipates that these advantages could reduce the time to commercialization for certain early adopting applications which Hydrogenics is targeting. Current Hydrogenics projects that incorporate this hybrid architecture include fork-lifts, transit buses, delivery vans, utility vehicles, military remote power supplies, and auxiliary power.

The Company continues to expand its core technology in PEM electrolysis through the development of tightly packaged HyLYZER hydrogen refueling systems, targeted at single vehicle and small fleet applications. This business strategy offers complete solutions to today’s hydrogen and fuel cell demonstration markets as well as small-scale early commercial installations. The Company currently has contracts to deliver 4 electrolyzer refuelers, which in the aggregate will produce over 200 kilograms of hydrogen per day.

Global Reach — Hydrogenics is diversifying business in Europe and Asia with recent success introducing power module and hydrogen generation products in Asia. The Company secured its first HyPM sale in Japan for a stationary fuel cell demonstration project with partners Itochu Corporation and Hitachi Zosen.

OUTLOOK

“While we are disappointed with first half financial results, we remain optimistic for our second half 2004 growth prospects, particularly in light of recent bookings and our order backlog,” stated Rivard. “Nonetheless, I want to assure our stakeholders that we have taken measured steps to improve our financial results in the second half of the year. The progress we are making across all of our business units makes us confident that we are building a foundation from which to deliver sustained value to our stakeholders in future quarters.”

“I am particularly encouraged with the improved outlook for our test equipment business,” added Rivard. “We expect to resume growth as the market and technology leader for all types of fuel cell testing and diagnostic products. The recent booking of over $4.2 million in test equipment and testing services orders gives us confidence that our expectation for a recovery in our test business is well-founded. On the power products front, we remain excited about the range of opportunities before us and are confident that we are well positioned to capture these emerging opportunities.”

CONFERENCE CALL DETAILS

The Company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on August 10, 2004. To access the conference call participants should dial (719) 457 — 2698. A live webcast of the conference call will be available on the Company’s Web site at www.hydrogenics.com. Please visit the Web site at least 15 minutes early to register for the teleconference webcast and download any necessary software. A replay of the webcast will also be available following the conference call on the Hydrogenics corporate Web site.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a clean power generation company, engaged in the commercialization of hydrogen and fuel cell technology and test stations for fuel cells. The Company is building a sustainable business with this potentially “game changing technology.” With an unrivalled experience in fuel cell test systems and relationships with key industry partners, the Company is creating innovative, clean energy solutions for transportation, stationary and portable power applications. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States, and Germany.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and are subject to changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ registration statement on form F-10 filed with the Securities and Exchange Commission on February 3, 2004 for a more complete discussion of factors that could affect Hydrogenics’ future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Company Contact
Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

Media Contact
Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com